UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934


Chatsworth Acquisitions II, Inc.


(Name of Issuer)


Common Stock, par value $0.001 per share


(Title of Class of Securities)


None


(CUSIP Number)



Deborah A. Salerno

c/o DAS Consulting LLC

56 Pine Street 11F

New York, NY 10005

 (212) 750-3355

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


October 13, 2006

(Date of Event which Requires Filing of this Statement)

		Schedule 13 D


If the filing person has previously filed a statement on Schedule 13-G to report the acquisition that is the subject of this Schedule 13-D and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).



CUSIP No. None



1.	 Names of Reporting Persons. I.R.S.
	 Identification Nos. of above persons (entities only).

 		Deborah A. Salerno


2.	Check the Appropriate Box if a Member of a Group (See Instructions)

 	(a)  [ ]
	(b)  [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3)  PF

5.	Check if Disclosure of Legal Proceedings Is Required
	Pursuant to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  U.S.A


Number of	7. Sole Voting Power  1,000,000
Shares 		8. Shared Voting Power
Beneficially 	9. Sole Dispositive Power  1,000,000
Owned by 	10.Shared Dispositive Power
Each 		11.Aggregate Amount Beneficially Owned by
Reporting	Each Reporting Person 1,000,000
Person with

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	 (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) 		IN

Item 1. Security and Issuer.


This Schedule 13-D relates to the common stock, par value $0.001 per share (the Common Stock) of Chatsworth Acquisitions II, Inc., whose principal executive offices are located at c/o DAS Consulting LLC, 56 Pine Street, Suite 11F, New York, NY 10005 (“the Issuer”).


Item 2. Identity and Background.


(a) The name of the reporting person is Deborah A. Salerno
	 (“the Reporting Person”).


(b) The business address of the Reporting Person is c/o DAS Consulting LLC, 56 Pine St. Suite 11F, New York, NY 10005.


(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Managing Member of DAS Consulting LLC located at 56 Pine St. Suite 11F New York, NY 10005.


(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


(f) The Reporting Person is a citizen of the U.S.A.


Item 3. Source and Amount of Funds or Other Consideration.


On July 22, 2005 the Reporting Person acquired directly from the Issuer 1,000,000 shares of Common Stock at an aggregate price of $12,500.
The source of funding for this purchase was through personal funds.


      -------------------------------------------------------------


Item 4. Purpose of Transaction.


None.


Item 5. Interest in Securities of the Issuer.


(a) The Reporting Person beneficially owns an aggregate of 1,000,000 shares of Common Stock, representing 100% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s
Form 10-SB filed August 14,2006.)


(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 1,000,000 shares of Common Stock owned by the Reporting Person.


(c) The 1,000,000 shares of Common Stock reported herein were acquired by the Reporting Person effective July 22, 2005.


(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,000,000 shares of Common Stock owned by the Reporting Person.


(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


None.


Item 7. Material to Be Filed as Exhibits.


None.


Signature.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 October 13, 2006


 DEBORAH A. SALERNO


 /s/ Deborah A. Salerno